                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 6-K
                    Report of Foreign Private Issuer Pursuant
         to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended September 30, 2000


                        Commission File Number 000-27811


                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)


                                 Not Applicable
                 (Translation of registrant's name into English)


                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                  (65) 362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]        Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]        No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we," "us," the "company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" are to the legal currency of the United States. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

     Our financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our new fabrication facility and the accrual we have made for the estimated loss on a licensing agreement, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could affect the forward looking statements are: changes in the market outlook and trends, the rate of technology migration, the competitiveness of our technology roadmap, customer demands, availability of materials, equipment, manpower and timely regulatory approvals for the construction and ramp of our new fabrication facility. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I -- FINANCIAL INFORMATION


Item 1. Financial Statements


           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)

                                                          Three Months Ended      Nine Months Ended
                                                            September 30,           September 30,
                                                           1999        2000        1999        2000
                                                         --------    --------    --------    --------

Net revenue                                              $183,287    $305,630    $478,025    $815,421
Cost of revenue                                           134,917     202,048     382,174     532,974
                                                         --------    --------    --------    --------
Gross profit                                               48,370     103,582      95,851     282,447
                                                         --------    --------    --------    --------

Operating expenses:
  Research and development                                 13,506      17,388      36,461      52,502
  Fab start-up costs                                           --       1,590          --      18,832
  Sales and marketing                                       9,169       9,182      29,737      26,177
  General and administrative                                9,775      22,476      32,476      60,912
  Stock-based compensation                                  8,849         470      12,138       2,311
  Costs incurred on termination of
   development                                                 --          --       6,500          --
  Other nonrecurring operating expenses                        --      11,570          --      11,570
                                                         --------    --------    --------    --------
    Total operating expenses                               41,299      62,676     117,312     172,304
                                                         --------    --------    --------    --------

Operating income (loss)                                     7,071      40,906     (21,461)    110,143
Equity in loss of CSP                                      (3,591)         --      (9,528)         --
Equity in income (loss) of SMP                             (6,647)      4,960     (18,698)      2,932
Other income                                                  148       4,778         798       7,421
Interest income                                               474      17,101       1,681      37,945
Interest expense                                           (4,531)     (5,081)    (13,625)    (12,868)
Exchange gain                                               1,116       2,917       6,181       7,042
                                                         --------    --------    --------    --------
Income (loss) before income taxes                          (5,960)     65,581     (54,652)    152,615
Income taxes                                                 (211)     (4,721)        (39)    (12,733)
                                                         --------    --------    --------    --------
Income (loss) before minority interest                     (6,171)     60,860     (54,691)    139,882
Minority interest in loss of CSP                               --      10,776          --      27,532
                                                         --------    --------    --------    --------
Net income (loss)                                        $ (6,171)   $ 71,636    $(54,691)   $167,414
                                                         ========    ========    ========    ========

Net income (loss) per share and ADS

Basic net income (loss) per share                        $  (0.01)   $   0.05    $  (0.06)   $   0.13
Diluted net income (loss) per share                         (0.01)       0.05       (0.06)       0.12

Basic net income (loss) per ADS                          $  (0.06)   $   0.52    $  (0.55)   $   1.26
Diluted net income (loss) per ADS                           (0.06)       0.51       (0.55)       1.24

Number of shares (in millions) used in computing:
  -- basic net income (loss) per share                      987.2     1,376.8       986.1     1,330.4
  -- effect of dilutive options                                --        20.1          --        24.2
                                                         --------    --------    --------    --------
  -- diluted net income (loss) per share                    987.2     1,396.9       986.1     1,354.6
                                                         --------    --------    --------    --------

Number of ADS (in millions) used in computing:
  -- basic net income (loss) per ADS                         98.7       137.7        98.6       133.0
  -- effect of dilutive options                                --         2.0          --         2.4
                                                         --------    --------    --------    --------
  -- diluted net income (loss) per ADS                       98.7       139.7        98.6       135.4
                                                         --------    --------    --------    --------

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)

                                                                   As of
                                                       -----------------------------
                                                       December 31,    September 30,
                                                           1999            2000
                                                       ------------    -------------

ASSETS
Cash and cash equivalents                               $  544,996      $1,021,203
Accounts receivable                                        141,226         155,491
Inventories                                                 33,619          37,971
Other current assets                                         9,946          12,634
                                                        ----------      ----------
    Total current assets                                   729,787       1,227,299
Property, plant and equipment, net                       1,282,106       1,672,363
Investment in SMP                                           47,036          85,753
Other non-current assets                                    73,979          45,231
                                                        ----------      ----------
    Total assets                                        $2,132,908      $3,030,646
                                                        ==========      ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                        $  152,401      $  111,335
Current installments of obligations under
 capital leases                                              5,767           6,363
Current installments of long-term debt                     119,991         155,887
Accrued operating expenses                                 127,147         227,208
Other current liabilities                                   29,919          39,402
                                                        ----------      ----------
    Total current liabilities                              435,225         540,195
Obligations under capital leases, excluding
 current installments                                        7,822           4,615
Long-term debt, excluding current installments             423,668         429,979
Other liabilities                                           67,279          58,063
                                                        ----------      ----------
    Total liabilities                                      933,994       1,032,852
Minority interests                                          57,164         109,347
Shareholders' equity                                     1,141,750       1,888,447
                                                        ----------      ----------
    Total liabilities and shareholders' equity          $2,132,908      $3,030,646
                                                        ==========      ==========


The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)


                                                                     For The Nine Months Ended
                                                                  ------------------------------
                                                                  September 30,    September 30,
                                                                       1999             2000
                                                                  -------------    -------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                  $ (54,691)       $  167,414
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Equity in loss of CSP                                                9,528                --
  Equity in (income) loss of SMP                                      18,698            (2,932)
  Depreciation and amortization                                      206,577           243,613
  Foreign exchange gain on financing activities                       (6,306)           (2,631)
  Minority interest in loss of CSP                                        --           (27,532)
  Loss on disposal of property, plant and equipment                    7,138             2,991
  Stock-based compensation                                            12,138             2,311
  Other                                                               (1,258)           (7,721)
Changes in operating working capital:
  Accounts receivable                                                (15,771)          (17,454)
  Amount due to ST, ST affiliates, CSP and SMP, net                   (5,605)           (4,203)
  Inventories                                                           (350)           (4,352)
  Prepaid expenses                                                    (2,099)           (1,317)
  Trade accounts payable                                              (3,418)              684
  Accrued operating expenses                                           2,411           106,647
  Other current liabilities                                            5,878            10,436
                                                                   ---------        ----------
Net cash provided by operating activities:                           172,870           465,954
                                                                   ---------        ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment                   12,097            32,407
Purchase of property, plant and equipment                           (157,864)         (695,122)
Technology license fees paid                                         (10,500)           (6,180)
Investment in SMP                                                    (40,353)          (35,784)
                                                                   ---------        ----------
Net cash used in investing activities:                              (196,620)         (704,679)
                                                                   ---------        ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdrafts                                                       (3,082)               --
Customer deposits, net                                               (27,446)           (2,886)
Long term debt
  Borrowings                                                          18,500           149,929
  Repayments                                                         (47,248)          (84,609)
Issuance of shares by the Company, net                                 2,408           576,025
Issuance of shares by CSP to minority shareholders                        --            79,716
Capital lease payments                                                (2,131)           (2,692)
                                                                   ---------        ----------
Net cash provided by (used in) financing activities:                 (58,999)          715,483
                                                                   ---------        ----------
Net increase (decrease) in cash and cash equivalents                 (82,749)          476,758
Effect of exchange rate changes on cash and cash equivalents             196              (551)
Cash at the beginning of the period                                   99,619           544,996
                                                                   ---------        ----------
Cash at the end of the period                                      $  17,066        $1,021,203
                                                                   =========        ==========


The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2000


1. Business and Organization

     Chartered Semiconductor Manufacturing Ltd currently owns, or has an interest in, five fabrication facilities, all of which are located in Singapore. We are currently in the process of constructing a sixth fabrication facility in Singapore. Fabs 1, 2 and 3 are wholly-owned. Fab 5 is operated by Silicon Manufacturing Partners, or SMP, which is jointly-owned with Lucent Technologies Microelectronics Pte Ltd. Fab 6 is operated by Chartered Silicon Partners, or CSP, which is jointly-owned with a subsidiary of Agilent Technologies B.V. and an affiliate of the Government of Singapore. Fab 7, which is wholly-owned, is currently under construction.

     We were incorporated in Singapore in 1987. As of September 30, 2000, we were 60.9% owned by Singapore Technologies Pte Ltd, or ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.


2. Basis of Presentation

     The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 1999.


3. Principles of Consolidation

     The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. All significant transactions among the parent and consolidated affiliates have been eliminated.


4. Investment in CSP and SMP

     We have applied the equity accounting method for the investments in CSP and SMP for the period prior to October 1, 1999. Effective October 1, 1999, we have accounted for CSP as a consolidated subsidiary. We have not changed the accounting method for the investment in SMP.

5. Contingencies

     As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies and alleging infringements of certain intellectual property rights of others. We have acquired certain technology licenses and may seek to obtain other licenses in the future. There can be no assurance that we will be able to obtain such future licenses on commercially reasonable terms, or at all.

     We have accrued a liability for, and charged to the results of operations, the estimated costs of obtaining such licenses. The amount accrued was $10.9 million as of September 30, 2000. No assurance can be given that such provisions are adequate.


6. Inventories

     We state inventories at the lower of cost, determined on the weighted average basis, or market (net realizable value) and they consist of the following:


                                                                 As of
                                                      ----------------------------
                                                      December 31,   September 30,
                                                         1999             2000
                                                      -----------    -------------
                                                      (In thousands of US Dollars)

Raw materials                                           $ 3,908         $ 2,620
Work in process                                          21,650          29,016
Consumable supplies and spares                            8,186           6,413
                                                        -------         -------
                                                         33,744          38,049
Allowance for inventory obsolescence                       (125)            (78)
                                                        -------         -------
                                                        $33,619         $37,971
                                                        =======         =======



7. Capital leases

     Future minimum lease payments under the US dollar denominated capital leases for equipment and machinery are as follows:


                                                                  As of
                                                      ----------------------------
                                                      December 31,   September 30,
                                                          1999           2000
                                                      ------------   -------------
                                                      (In thousands of US Dollars)

Payable in year ending December 31,
  2000                                                  $ 6,496         $ 3,317
  2001                                                    8,196           8,196
                                                        -------         -------
Total minimum lease payments                             14,692          11,513
Amounts representing interest at rates ranging from
 5.90% to 6.06% per month                                (1,103)           (535)
                                                        -------         -------
Present value of minimum lease payments                  13,589          10,978
Less current installments of capital lease
 obligations                                             (5,767)         (6,363)
                                                        -------         -------
Obligations under capital leases, excluding
 current installments                                   $ 7,822         $ 4,615
                                                        =======         =======


8. Long-term debt

     Our long-term debt is summarized below:


                                                                   As of
                                                      ----------------------------
                                                      December 31,   September 30,
                                                          1999           2000
                                                      ------------   -------------
                                                      (In thousands of US Dollars)

Singapore dollar loans at fixed rates of 4% to
 4.25% repayable in semi-annual installments           $ 355,903       $ 385,426
Singapore dollar loans at floating rates repayable
 in February 2002 and June 2002                           59,756          57,240
US dollar loan at floating rates repayable in
 semi-annual installments                                128,000         143,200
                                                      ------------   -------------
                                                         543,659         585,866
Less current installments                               (119,991)       (155,887)
                                                      ------------   -------------
Long-term debt, excluding current installments         $ 423,668       $ 429,979
                                                      ============   =============


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:


                                            Three Months Ended        Nine Months Ended
                                              September 30,              September 30,
                                             1999         2000         1999        2000
                                            -----        -----        -----       -----
                                                 (as a percentage of net revenue)

Net revenue                                 100.0%       100.0%       100.0%      100.0%
Cost of revenue                              73.6         66.1         79.9        65.4
                                            -----        -----        -----       -----
Gross profit                                 26.4         33.9         20.1        34.6
                                            -----        -----        -----       -----
Operating expenses:
  Research and development                    7.4          5.7          7.6         6.4
  Fab start-up costs                           --          0.5           --         2.3
  Sales and marketing                         5.0          3.0          6.2         3.2
  General and administrative                  5.3          7.3          6.8         7.5
  Stock-based compensation                    4.8          0.2          2.5         0.3
  Costs incurred on termination of
   development program                         --           --          1.4          --
  Other nonrecurring operating expenses        --          3.8           --         1.4
                                            -----        -----        -----       -----
      Total operating expenses               22.5         20.5         24.5        21.1
                                            -----        -----        -----       -----
Operating income (loss)                       3.9         13.4         (4.5)       13.5
Equity in loss of CSP                        (2.0)          --         (2.0)         --
Equity in income (loss) of SMP               (3.6)         1.6         (3.9)        0.3
Other income                                  0.1          1.6          0.2         0.9
Interest income                               0.3          5.6          0.4         4.7
Interest expense                             (2.5)        (1.7)        (2.9)       (1.6)
Exchange gain                                 0.6          1.0          1.3         0.9
                                            -----        -----        -----       -----
Income (loss) before income taxes            (3.3)        21.5        (11.4)       18.7
Income taxes                                 (0.1)        (1.6)         0.0        (1.5)
                                            -----        -----        -----       -----
Income (loss) before minority interest       (3.4)        19.9        (11.4)       17.2
Minority interest in loss of CSP               --          3.5           --         3.3
                                            -----        -----        -----       -----
Net income (loss)                            (3.4)%       23.4%       (11.4)%      20.5%
                                            =====        =====        =====       =====



Three months ended September 30, 1999 and September 30, 2000

     Net revenue. Net revenue grew 66.7% from $183.3 million for the three months ended September 30, 1999 to $305.6 million for the three months ended September 30, 2000. The increase was primarily due to higher shipments and higher average selling price.

     The number of eight-inch equivalent wafers shipped increased from 176,800 for the three months ended September 30, 1999 to 246,000 for the three months ended September 30, 2000. High growth communications and consumer markets accounted for the majority of this increased demand.

     Average selling price increased from $1,014 per wafer (adjusted to exclude the terminated print-head business) for three months ended September 30, 1999 to $1,242 per wafer for the three months ended September 30, 2000, as a result of customer and product mix enrichment and enhanced pricing.

     Cost of revenue and gross profit. Cost of revenue increased 49.8% from $134.9 million for the three months ended September 30, 1999 to $202.0 million for the three months ended September 30, 2000, principally due to the increase in production volumes. As a percentage of net revenue, cost of revenue decreased from 73.6% for the three months ended September 30, 1999 to 66.1% for the three months ended September 30, 2000. Gross profit was $103.6 million, or 33.9% of net revenue, up from $48.4 million, or 26.4% of net revenue, for the same quarter a year ago, driven primarily by higher revenues and strong operational improvement across the fabs.

     Research and development expenses. Research and development expenses increased by 28.7% from $13.5 million for the three months ended September 30, 1999 to $17.4 million for the three months ended September 30, 2000 primarily due to additional investments in next generation technology and modules, including the 0.13um joint development program with Lucent Technologies, in support of our strategy to provide a full suite of process technologies necessary for enabling system level integration.

     Fab start-up costs. Fab start-up costs for the three months ended September 30, 2000 related to the start-up costs at Fab 7.

     General and administrative expenses. General and administrative expenses increased by 129.9% from $9.8 million for the three months ended September 30, 1999 to $22.5 million for the three months ended September 30, 2000, primarily due to increased staffing and other payroll related expenses.

     Other nonrecurring operating expenses. During the three months ended September 30, 2000, we accrued a liability of $11.6 million to reflect the estimated loss on a licensing agreement. In light of faster technology migration in the marketplace which has occurred since this licensing agreement was entered into over a year ago, and in light of the recent acceleration of our technology roadmap, the value which we originally expected to derive from this license has diminished. Therefore, the accrual was made to reflect the estimated payment obligation. We believe that the accrual fully covers the specified issue under this agreement and do not anticipate additional charges related to this matter in the future.

     Stock-based compensation. Stock-based compensation decreased from $8.8 million for the three months ended September 30, 1999 to $0.5 million for the three months ended September 30, 2000. The higher stock-based compensation for the three months ended September 30, 1999 was the result of the 1995 and 1997 Employees' Share Ownership Schemes, which were accounted for in accordance with variable plan accounting. Both the 1995 and 1997 schemes were terminated effective September 30, 1999 and all unpaid portions of partly paid shares under these schemes were replaced with share options under the 1999 Share Option Plan.

     Equity in loss of CSP. Prior to October 1, 1999, we accounted for CSP using the equity method. Effective October 1, 1999, as a result of an amendment to the CSP strategic alliance agreement, we have treated CSP as a consolidated subsidiary. Our share of the losses in CSP was $3.6 million for the three months ended September 30, 1999 (the period of time during which CSP was accounted for using the equity method).

     Equity in income (loss) of SMP. Our share of the loss in SMP was $6.6 million for the three months ended September 30, 1999. For the second quarter 2000, SMP recorded net income, as a result of which our share of income for the three months ended September 30, 2000 was $5.0 million.

     Other income. Other income increased from $0.1 million for the three months ended September 30, 1999 to $4.8 million for the three months ended September 30, 2000, primarily due to grant income from the Government of Singapore for our research and development activities and staff training.

     Interest income. Interest income increased from $0.5 million for the three months ended September 30, 1999 to $17.1 million for the three months ended September 30, 2000 due to interest earned on cash proceeds from our initial public offering in October 1999 and the follow-on offering in May 2000 which were placed in fixed deposits.

     Exchange gain. Exchange gain increased from $1.1 million for the three months ended September 30, 1999 to $2.9 million for the three months ended September 30, 2000, primarily due to currency fluctuations between the U.S. dollar against the Singapore dollar and the Japanese Yen.

     Income taxes. Income taxes increased from $0.2 million for the three months ended September 30, 1999 to $4.7 million for the three months ended September 30, 2000 due to taxes payable on the higher level of interest income.

     Minority interest in loss of CSP. Minority interest in loss of CSP of $10.8 million for the three months ended September 30, 2000 resulted from the consolidation of CSP as a subsidiary effective October 1, 1999.


Nine months ended September 30, 1999 and September 30, 2000

     Net revenue. Net revenue increased 70.6% from $478.0 million for the nine months ended September 30, 1999 to $815.4 million for the nine months ended September 30, 2000. The increase was primarily due to higher shipments and higher average selling price.

     The number of eight-inch equivalent wafers shipped increased from 468,400 (adjusted to exclude the terminated print-head business) for the nine months ended September 30, 1999 to 682,400 for the nine months ended September 30, 2000, an increase of 214,000 wafers or 45.7%. High growth communications and consumer markets accounted for the majority of this increased demand.

     Average selling price increased from $983 per wafer (adjusted to exclude the terminated print-head business) for the nine months ended September 30, 1999 to $1,195 per wafer for the nine months ended September 30, 2000, as a result of customer and product mix enrichment and enhanced pricing.

     Cost of revenue and gross profit. Cost of revenue increased 39.5% from $382.2 million for the nine months ended September 30, 1999 to $533.0 million for the nine months ended September 30, 2000, principally due to the increase in production volumes. As a percentage of net revenue, cost of revenue decreased from 79.9% for the nine months ended September 30, 1999 to 65.4% for the nine months ended September 30, 2000. Gross profit for the nine months ended September 30, 2000 was $282.4 million, or 34.6% of net revenue, up from $95.9 million for the nine months ended September 30, 1999, or 20.1% of net revenue, driven primarily by higher revenue and strong operational improvement across the fabs.

     Research and development expenses. Research and development expenses increased by 44.0% from $36.5 million for the nine months ended September 30, 1999 to $52.5 million for the nine months ended September 30, 2000 primarily due to additional investments in next generation technology and modules, including the 0.13um joint development program with Lucent Technologies, in support of our strategy to provide a full suite of process technologies necessary for enabling system level integration.

     Fab start-up costs.  Fab start-up costs for the nine months ended
September 30, 2000 related to the start-up costs at CSP and to a lesser extent, at Fab 7. There were no corresponding expenses for the fab start-up costs of CSP for the nine months ended September 30, 1999 because CSP was not consolidated as a subsidiary for that period.

     Sales and marketing expenses. Sales and marketing expenses decreased by 12.0% from $29.7 million for the nine months ended September 30, 1999 to $26.2 million for the nine months ended September 30, 2000.

     General and administrative expenses. General and administrative expenses increased 87.6% from $32.5 million for the nine months ended September 30, 1999 to $60.9 million for the nine months ended September 30, 2000, primarily due to increased staffing and other payroll related expenses.

     Other nonrecurring operating expenses. During the three months ended September 30, 2000, we accrued a liability of $11.6 million to reflect the estimated loss on a licensing agreement. In light of faster technology migration in the marketplace which has occurred since this licensing agreement was entered into over a year ago, and in light of the recent acceleration of our technology roadmap, the value which we originally expected to derive from this license has diminished. Therefore, the accrual was made to reflect the estimated payment obligation. We believe that the accrual fully covers the specified issue under this agreement and do not anticipate additional charges related to this matter in the future.

     Stock-based compensation. Stock-based compensation decreased from $12.1 million for the nine months ended September 30, 1999 to $2.3 million for the nine months ended September 30, 2000. The higher stock-based compensation for the three months ended September 30, 1999 was the result of the 1995 and 1997 Employees' Share Ownership Schemes, which were accounted for in accordance with variable plan accounting. Both the 1995 and 1997 schemes were terminated effective September 30, 1999 and all unpaid portions of partly paid shares under these schemes were replaced with share options under the 1999 Share Option Plan.

     Equity in loss of CSP. Prior to October 1, 1999, we accounted for CSP using the equity method. Effective October 1, 1999, as a result of an amendment to the CSP strategic alliance agreement, we have treated CSP as a consolidated subsidiary. Our share of the losses in CSP was $9.5 million for the nine months ended September 30, 1999 (the period of time during which CSP was accounted for using the equity method).

     Equity in income (loss) of SMP. Our share of the loss in SMP was $18.7 million for the nine months ended September 30, 1999 compared with income of $2.9 million for the nine months ended September 30, 2000. SMP recorded net income for the first time during the quarter ended June 30, 2000.

     Other income. Other income increased from $0.8 million for the nine months ended September 30, 1999 to $7.4 million for the nine months ended September 30, 2000 mainly due to compensation from one of our customers for a shortfall in capacity utilization as well as higher grant income from the Government of Singapore for our research and development activities and staff training.

     Interest income. Interest income increased from $1.7 million for the nine months ended September 30, 1999 to $37.9 million for the nine months ended September 30, 2000 due to interest earned on cash proceeds from our initial public offering in October 1999 and the follow-on offering in May 2000 which were placed in fixed deposits.

     Income taxes. Income taxes increased from $0.04 million for the nine months ended September 30, 1999 to $12.7 million for the nine months ended September 30, 2000 due to taxes payable on the higher level of interest income. In addition, there was a tax refund for the nine months ended September 30, 1999.

     Minority interest in loss of CSP. The minority interest in loss of CSP of $27.5 million for the nine months ended September 30, 2000 resulted from the consolidation of CSP as a subsidiary effective October 1, 1999.


LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2000, our principal sources of liquidity included $1,021.2 million in cash and cash equivalents and $998.8 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

     As of September 30, 2000, unutilized facilities included a $820 million term loan and guarantee facility available to CSP for its capital expenditure requirements. No drawings have been made on this facility. The term loan matures on September 27, 2006 and bears interest at a margin rate of 0.60% per annum to 0.85% per annum above LIBOR. Interest is payable monthly, quarterly or semi-annually, at CSP's election, and principal is payable in six equal semi-annual installments commencing March 27, 2004. Borrowings under this facility are secured by two charges on the assets in certain bank accounts of CSP.

     Net cash provided by operating activities totaled $466.0 million for the nine months ended September 30, 2000 and $172.9 million for the nine months ended September 30, 1999. The net cash generated for the nine months ended September 30, 2000 was mainly attributable to an improvement in net income and a favorable working capital change.

     Net cash used in investing activities totaled $704.7 million for the nine months ended September 30, 2000 and $196.6 million for the nine months ended September 30, 1999. Investing activities included capital expenditures totaling $695.1 million for the nine months ended September 30, 2000 and $157.9 million for the nine months ended September 30, 1999. Capital expenditures for the nine months ended September 30, 2000 resulted from the purchase of semiconductor equipment and the construction costs for Fab 7.

     Net cash provided by financing activities totaled $715.5 million for the nine months ended September 30, 2000. This was principally the cash proceeds from the follow-on offering in May 2000, long term borrowings incurred to finance the capital expenditures at CSP and the issuance of shares by CSP to minority shareholders, partly offset by the repayment of loans. Net cash used in financing activities totaled $59.0 million for the nine months ended September 30, 1999 and was principally due to the repayment of loans and the refund of customer deposits.


INVESTMENT IN SMP

     Our investment in SMP as of December 31, 1999 and September 30, 2000 is shown below:


                                                                   As of
                                                       -----------------------------
                                                       December 31,    September 30,
                                                           1999             2000
                                                       ------------    -------------
                                                       (in thousands of US Dollars)

Cost                                                    $ 85,175         $120,960
Share of retained post-formation loss                    (38,139)         (35,207)
                                                        --------         --------
                                                        $ 47,036         $ 85,753
                                                        ========         ========


     We account for our 49% investment in SMP using the equity method. Under the terms of the strategic alliance agreement, we are committed to making an equity investment in SMP of up to $121.0 million. As of September 30, 2000, we have fulfilled our committed equity investment in SMP.

     Under the strategic alliance agreement, the parties are not expected to share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP's net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our 49% share of the overhead costs.

     The summarized financial information for SMP is shown below:


                                                                   As of
                                                       ------------------------------
                                                       December 31,     September 30,
                                                           1999              2000
                                                       ------------     -------------
                                                        (in thousands of US Dollars)

Current assets                                           $ 40,495         $ 80,701
Property, plant and equipment                             300,556          548,005
Current liabilities                                        52,821           92,022
Long term debt                                            187,000          355,000
Shareholders' equity                                      101,230          181,684



                                            Three Months Ended        Nine Months Ended
                                              September 30,             September 30,
                                             1999         2000        1999         2000
                                           --------     -------     --------     --------

Net revenue                                $ 10,729     $67,396     $ 14,242     $148,901
Gross profit (loss)                          (9,961)     17,128      (20,723)      21,562
Operating profit (loss)                     (12,220)     15,922      (35,913)      18,552
Net profit (loss)                           (12,334)     11,563      (36,928)       7,424


Item 3. Quantitative and Qualitative Disclosures About Market Risk

     For a discussion of the above, please see the section captioned "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 20-F dated March 20, 2000, which is incorporated herein by reference.


                          PART II -- OTHER INFORMATION


Item 1. Legal Proceedings

     The Company is not involved in any legal proceedings that we believe would be harmful to the Company.


Item 2. Changes in Securities and Use of Proceeds

     As of September 30, 2000, of the net proceeds from our initial public offering, we have used approximately $83.0 million for an equity injection in CSP, $35.8 million for an equity injection in SMP and $391.6 million for capital expenditures. The remaining proceeds are invested in various fixed deposits with institutions.


Item 3. Defaults Upon Senior Securities.

     None.


Item 4. Submission of Matters to a Vote of Security Holders.

     None.


Item 5. Other Information

     On September 28, 2000, CSP entered into a Credit Agreement to borrow up to $820 million to finance its capital expenditure requirements.

Item 6. Exhibits and Reports on Form 6-K


(a)  Exhibits

     *10.1 Amendment Agreement (No. 1) to License and Technology Transfer
           Agreement dated July 27, 2000 by and between the Company, Lucent Technologies Microelectronics Pte Ltd and Silicon Manufacturing Partners Pte Ltd.

     *10.2 Patent License Agreement Amendment dated August 18, 2000 by and between the Company and Lucent Technologies Inc.

     +10.3 Credit Agreement dated September 28, 2000 by and among Chartered
           Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as agent and security trustee.

     +10.4 Trust Deed dated September 28, 2000 by and between Chartered Silicon
           Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.

     +10.5 Project Account Charge dated September 28, 2000 by and between
           Chartered Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.

     +10.6 DSRA Account Charge dated September 28, 2000 by and between Chartered
           Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.


(b)  Reports on Form 6-K

     During the quarter ended September 30, 2000, we filed the following current reports on Form 6-K:

     1. On July 21, 2000, we filed a Form 6-K to report the announcement of our unaudited results for the quarter ended June 30, 2000.

     2. On July 25, 2000, we filed a Form 6-K to report the exercise of share options and the sale of ordinary shares by our Chairman, Ho Ching, as reported to the Singapore Exchange Securities Trading Limited.

     3. On Aug 14, 2000, we filed a Form 6-K to report our quarterly information for the quarter ended June 30, 2000.

     4. On Aug 25, 2000, we filed a Form 6-K to report the exercise of share options and the sale of ordinary shares by our President and Chief Executive Officer, Barry Waite, as reported to the Singapore Exchange Securities Trading Limited.

     5. On September 1, 2000, we filed a Form 6-K to report the sale of ordinary shares by our Senior Vice-President, Chief Financial Officer and Chief Administration Officer, Chia Song Hwee, as reported to the Singapore Exchange Securities Trading Limited.

------------
* Certain portions of these exhibits have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.
+ Filed as an exhibit to the Company's Current Report on Form 6-K dated September 28, 2000 (File No. 000-27811), which is incorporated herein by reference.

     6. On September 28, 2000, we filed a Form 6-K to report that Chartered Silicon Partners Pte Ltd had entered into a Credit Agreement to borrow up to $820 million to finance its capital expenditure requirements. The Credit Agreement and material related agreements were attached as exhibits to the Form 6-K and were incorporated therein by reference.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: November 14, 2000


                                             CHARTERED SEMICONDUCTOR
                                             MANUFACTURING LTD


                                             By: /s/ Barry Waite
                                             -----------------------------------
                                             Name:   Barry Waite
                                             Title:  President and
                                                     Chief Executive Officer



                                             By: /s/ Chia Song Hwee
                                             -----------------------------------
                                             Name:   Chia Song Hwee
                                             Title:  Senior Vice President,
                                                     Chief Financial Officer and
                                                     Chief Administration
                                                     Officer

                                  Exhibit Index
                                  -------------

     *10.1 Amendment Agreement (No. 1) to License and Technology Transfer
           Agreement dated July 27, 2000 by and between the Company, Lucent
           Technologies Microelectronics Pte Ltd and Silicon Manufacturing
           Partners Pte Ltd.

     *10.2 Patent License Agreement Amendment dated August 18, 2000 by and between the Company and Lucent Technologies Inc.

     +10.3 Credit Agreement dated September 28, 2000 by and among Chartered
           Silicon Partners Pte Ltd, the banks on the signature pages thereto, as Lenders, and ABN Amro Bank N.V., Singapore Branch, as agent and security trustee.

     +10.4 Trust Deed dated September 28, 2000 by and between Chartered Silicon
           Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.

     +10.5 Project Account Charge dated September 28, 2000 by and between
           Chartered Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore
           Branch, as security trustee.

     +10.6 DSRA Account Charge dated September 28, 2000 by and between Chartered
           Silicon Partners Pte Ltd and ABN Amro Bank N.V., Singapore Branch, as security trustee.

------------
* Certain portions of these exhibits have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omitted portions have been separately filed with the Commission.
+ Filed as an exhibit to the Company's Current Report on Form 6-K dated September 28, 2000 (File No. 000-27811), which is incorporated herein by reference.